Exhibit 99.1

Sundance Energy Australia Limited Announces New Board Member

DENVER, CO OCTOBER 23, 2018 (GLOBE NEWSWIRE) — Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, today announced the casual appointment of Mr. Thomas L. Mitchell to serve as an independent non-executive director on the Company’s Board of Directors, effective immediately. Mr. Mitchell will serve on both the Company’s Audit and Risk Management and Remuneration committees.

The addition of Mr. Mitchell to the Board will bring the total to six directors, including five independent non-executive and three U.S. based directors. Further to this new appointment, the Board currently has a process underway to appoint another director in order to further enhance its skill sets and which would result in an uneven number of Directors.

Mr. Mitchell has a distinguished career in the oil and gas industry, having last served as Executive Vice President (“EVP”) and Chief Financial Officer (“CFO”) of Devon Energy Corporation, a Fortune 500 and S&P 500 company. During his tenure at Devon, Mr. Mitchell helped the company successfully navigate uncertain oil pricing environments and complete the strategic acquisition of Felix Energy and sister midstream company Tall Oak.

Prior to Devon, Mr. Mitchell served as the EVP and CFO of Midstates Petroleum where he led the initial public offering on the NYSE in addition to structuring financing strategies and driving two acquisitions that tripled the size of the company in the first year as a public company. Mr. Mitchell previously served as Senior Vice President and CFO of Noble Corporation, then an S&P 500 company, and Vice President and Controller of Apache Corporation, a Fortune 500 and S&P 500 company. Mr. Mitchell began his career in Arthur Andersen’s audit practice where he worked with energy clients and holds a B.S. in Accounting from Bob Jones University.

Mike Hannell, Chairman of Sundance said “The Directors are very pleased to welcome Tom to Sundance’s Board.  His executive level financial experience in the onshore US oil and gas industry where we compete will be invaluable as we continue to grow the business and create shareholder value.”

Eric McCrady, Sundance’s Managing Director and Chief Executive Officer said Tom has a wealth of knowledge and extensive experience guiding oil and gas producers through their growth cycle. His experience as CFO for three separate publicly traded companies, including two members of the S&P 500, will be invaluable to Sundance.”

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: +61 8 8363 0388